UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-05647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

MATTEL, INC. HOURLY EMPLOYEE PERSONAL

INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

December 31, 2010 and 2009

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-13

Supplemental Schedules:
Schedules of Assets (Held at End of Year) at December 31, 2010	14-15
Exhibits:
23.0 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Mattel, Inc. Personal Investment Plan and the

Mattel, Inc. Hourly Employee Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mattel, Inc. Personal Investment Plan and Mattel, Inc. Hourly Employee Personal Investment Plan (the “Plans”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 2 to the financial statements, during the year ended December 31, 2010 the Plans changed their classification and measurement of notes receivable from participants.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 22, 2011

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2010
	PIP	Hourly PIP
	(in thousands)
ASSETS
Investments held in Master Trust (Note 7)	$712,898	$3,419
Receivables:
Notes receivable from participants	8,789	249
Employer contributions	1,409	29
Participant contributions	1,547	11
Due from brokers for securities sold	228	—
Interest and dividends	811	2

Total receivables	12,784	291

Total assets	725,682	3,710

LIABILITIES
Accrued expenses	179	1
Due to brokers for securities purchased	293	—

Total liabilities	472	1

Net assets available for benefits, at fair value	725,210	3,709
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,670)	(30)

Net assets available for benefits	$720,540	$3,679

	December 31, 2009
	PIP	Hourly PIP
	(in thousands)
ASSETS
Investments held in Master Trust (Note 7)	$634,849	$2,558
Receivables:
Notes receivable from participants	8,965	200
Employer contributions	399	8
Participant contributions	434	3
Due from brokers for securities sold	311	1
Interest and dividends	258	1

Total receivables	10,367	213

Total assets	645,216	2,771

LIABILITIES
Accrued expenses	253	1
Due to brokers for securities purchased	200	1

Total liabilities	453	2

Net assets available for benefits, at fair value	644,763	2,769
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,358)	(13)

Net assets available for benefits	$642,405	$2,756

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

	PIP	Hourly PIP
	(in thousands)
Additions
Plan interest in Master Trust investment income	$75,131	$259
Interest income on notes receivable from participants	457	11
Contributions:
Employer	24,687	504
Participant	29,549	201

Total contributions	54,236	705

Total additions	129,824	975

Deductions
Benefits paid to participants	(50,078)	(385)
Administrative expenses	(1,275)	(3)

Total deductions	(51,353)	(388)

Net increase before transfer of assets	78,471	587
Transfer of assets between the Plans	(336)	336

Net increase	78,135	923
Net assets available for benefits:
Beginning of year	642,405	2,756

End of year	$720,540	$3,679

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans, the assets of which are held in the Mattel, Inc. Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan documents for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the adoption of the Hourly PIP.

The Plans are sponsored by the Company and administered under the direction of the Administrative Committee. The Plans’ assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”); the Plans’ administrator is the Company, acting by and through the Administrative Committee; and the recordkeeper is Hewitt Associates.

Eligibility

Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plans immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, unless they are employees of American Girl. American Girl Variable employees that are age 20 or older are eligible to participate in the PIP on the first day of the month following the completion of six months of active employment. American Girl Boutique and Bistro employees age 20 and older are eligible to participate in the PIP after a 90-day waiting period has been completed. American Girl Place employees hired after January 1, 2008 and age 20 or older are also eligible to participate in the PIP after a 90 day waiting period has been completed.

Contributions

For PIP participants, excluding participants who are employees of Fisher-Price, Inc., the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the PIP. For all PIP participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. PIP participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. PIP participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

For Hourly PIP participants, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Hourly PIP. The Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Hourly PIP participants may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

The PIP and Hourly PIP include provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by one percent as of the first April 1 that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the PIP or Hourly PIP. The automatic one percent increases continue on each subsequent April 1 until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and contribution increases at any time.

All contributions made to the Plans are subject to annual limitations imposed by the Internal Revenue Code.

PIP and Hourly PIP participants are able to direct all contributions into one or more of 15 separate investment funds in 2010 and 14 separate funds in 2009, including a fund that is invested in Mattel, Inc. common stock. Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund, or transfer more than 25 percent of their account balance to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, which allows participants to limit or eliminate their exposure to market changes in Mattel, Inc.’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death, become fully vested in the balances of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months, or 50 percent of the vested balance of their account. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted, which is fixed for the duration of the loan. Annual interest rates on loans outstanding for the PIP ranged from 4.25 to 10.5 percent at December 31, 2010 and December 31, 2009. Annual interest rates on loans outstanding for the Hourly PIP ranged from 4.25 to 9.25 percent at December 31, 2010 and December 31, 2009. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. The Company’s contributions are invested in the Plans’ investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Terminated participants’ nonvested account balances are forfeited and used to reduce Company contributions in the future. Forfeitures used to reduce Company contributions in 2010 were $1,073,000 and $50,000 for the PIP and Hourly PIP, respectively.

Payment of Benefits

Participants or beneficiaries of participants who terminate due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten or fifteen years, unless the distributable benefit is less than $1,000 in which case the payment is made in a lump sum.

Expenses of the Plans

Investment manager expenses are allocated to the funds and paid by the Plans, with all other expenses paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting.

Investment contracts held by the Plans are reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plans invest in investment contracts through the Master Trust. The statements of net assets available for benefits present the fair value of the investment contracts, as well as adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments

The Plans’ investments are stated at fair value. The fair value of the Plans’ interest in the Master Trust is based on the specific interest that each of the Plans has in the underlying participant-directed investment fund options. The investments held by the Master Trust are valued as follows:

The Master Trust’s investments in the underlying common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor do the Plans have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days and are fully benefit-responsive to participant transactions at the measurement date. Investments in common stock, including Mattel, Inc. common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded. The stable asset fund holds primarily guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the fair value of the individual underlying securities, which are primarily composed of high-quality fixed income securities and a collective trust fund. The fair value of the fixed income securities is determined based on valuations provided by an independent pricing service, which uses multiple valuation techniques that incorporate available market information and proprietary valuation models, which consider market characteristics, such as benchmark yield curve, credit spreads, estimated default rates and other security features. The fair value of the collective trust fund is based on the net asset value of shares held. The fair value of the synthetic GICs’ wrapper is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully-benefit responsive and thus presented at contract value, which is equal to the principal balance plus accrued interest. Full or partial Plan sponsor-directed redemptions or terminations of the stable asset fund may be delayed for up to 30 days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid as of December 31, 2010 totaled $669,000 and $1,000 for PIP and Hourly PIP, respectively. Benefits due to participants but unpaid as of December 31, 2009 totaled $436,000 and $0 for PIP and Hourly PIP, respectively.

Risks and Uncertainties

The Plans, through their investments in the Master Trust, invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plans’ investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plans to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements.” This standard requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair-value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosure about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. As this newly issued accounting standard only requires enhanced disclosure, the adoption of this standard did not have a material effect on the Plan’s financial position, results of operations or cash flows. In addition, effective for annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair-value measurements on a gross basis, rather than as one net amount.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” This standard stipulates that participant loans should be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest for years ending after December 15, 2010. The guidance in this ASU is required to be applied retrospectively. Accordingly, participant loans previously included in investments of the Plans at December 31, 2009 have been reclassified in the statements of net assets available for benefits to conform to the current year presentation.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Company is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

3.	Investment Contracts

The Plans hold both GICs and synthetic GICs in the Master Trust. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plans. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.

The average yield earned on the underlying investments equaled approximately two percent in 2010 and 2009. The average yield earned reflecting actual crediting rates to participants equaled approximately three percent in 2010 and 2009.

As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs. Contract value, as reported to the Plans by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2010 and 2009, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plans to transact at contract value with the insurance company and the financial institution issuer. Such events may include, but are not limited to: (1) amendments to the Plans’ documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plans’ sponsor or other Plans’ sponsor events that cause a significant withdrawal from the Plans, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and wrap contracts with the Plans and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap agreement, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plans cease to meet the appropriate tax qualifications, or (7) the wrap becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

4.	Tax Status of the Plans

The Company has received determination letters from the Internal Revenue Service, dated March 11, 2009, that confirmed the qualified and tax-exempt status of the Plans and the Master Trust. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Company and the Plans’ counsel believe the Plans are designed, and are currently being operated, in compliance with the applicable provisions of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability if the Plans have taken an uncertain tax position that more likely than not would not be sustained upon examination by the relevant taxing authorities. The Plan Sponsor has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

5.	Related-Party Transactions

The Plans had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2010, purchases and sales of the Company’s common stock totaled $3,817,000 and $3,392,000, respectively, and the purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $282,290,000 and $277,114,000, respectively. The Company and Wells Fargo are parties-in-interest. The Plans’ investment managers include AXA Rosenberg, BlackRock Financial Management, Institutional Capital Management, Morley, Northern Trust Company, Pyramis Global Advisors, and Lazard Asset Management, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

6.	Plan Termination

Effective March 31, 2011, the Company merged the Hourly PIP with and into the PIP. The Company anticipates that the PIP will continue without interruption, but reserves the right to discontinue the PIP. In the event such discontinuance results in the termination of the PIP, participants will become 100 percent vested in their accounts.

7.	Investments Held in Master Trust

The Plans’ assets are held in the Master Trust, except for participant loans, and the assets of the Master Trust are held by the Trustee. Each of the participating Plans has a specific interest in the Master Trust. Assets, net investment income, and gains and losses of the Master Trust are allocated to the Plans according to the elections of participants within each of the Plans. As of December 31, 2010 and 2009, the PIP’s interest in the investments in the Master Trust equaled 99.5 percent and 99.6 percent, respectively. As of December 31, 2010 and 2009, the Hourly PIP’s interest in the investments in the Master Trust equaled 0.5 percent and 0.4 percent, respectively. Investments and investment income (loss) of the Master Trust were allocated based upon each of the Plans’ interest within each of the investment funds held by the Master Trust.

A summary of the investments held in the Master Trust is as follows (in thousands):

	December 31, 2010
	PIP		Hourly PIP		Total
Stable Asset Fund** (at fair value)***	$225,923	*	$1,439	*	$227,362
Common and commingled trust funds:
S&P 500 Equity Index Fund**	94,368	*	292	*	94,660
International Equity Index Fund**	48,945	*	89		49,034
Wilshire 4500 Equity Index Fund**	32,875		156		33,031
Intermediate Bond Index Fund**	30,852		349	*	31,201
LifePath 2020 Index Fund**	23,750		220	*	23,970
LifePath 2030 Index Fund**	22,370		165		22,535
LifePath 2040 Index Fund**	19,024		194	*	19,218
LifePath Retirement Index Fund**	15,253		152		15,405
International Equity Fund**	4,125		6		4,131
LifePath 2015 Index Fund**	505		2		507

Total common and commingled trust funds	292,067		1,625		293,692
Long-Term US Government Bond Mutual Fund	22,308		89		22,397
Common stock:
Large Cap Equity Fund**	83,583	*	96		83,679
Small/Mid Cap Equity Fund**	58,373	*	96		58,469
Mattel, Inc. Stock Fund**	30,644		74		30,718

Total common stock	172,600		266		172,866

Total investments held in Master Trust	$712,898		$3,419		$716,317

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

***	Contract value for the Stable Asset Fund is $221,253,000 and $1,409,000 for the PIP and Hourly PIP, respectively.

	December 31, 2009
	PIP		Hourly PIP		Total
Stable Asset Fund** (at fair value)***	$227,644	*	$1,264	*	$228,908
Common and commingled trust funds:
S&P 500 Equity Index Fund**	84,575	*	240	*	84,815
International Equity Index Fund**	49,382	*	83		49,465
Intermediate Bond Index Fund**	27,982		90		28,072
Wilshire 4500 Equity Index Fund**	22,680		65		22,745
LifePath 2020 Index Fund**	16,437		153	*	16,590
LifePath Retirement Index Fund**	13,915		144	*	14,059
LifePath 2030 Index Fund**	13,773		113		13,886
LifePath 2040 Index Fund**	11,647		132		11,779
International Equity Fund**	3,647		5		3,652

Total common and commingled trust funds	244,038		1,025		245,063
Long-Term US Government Bond Mutual Fund	17,846		67		17,913
Common stock:
Large Cap Equity Fund**	76,197	*	83		76,280
Small/Mid Cap Equity Fund**	45,034	*	75		45,109
Mattel, Inc. Stock Fund**	24,090		44		24,134

Total common stock	145,321		202		145,523

Total investments held in Master Trust	$634,849		$2,558		$637,407

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

***	Contract value for the Stable Asset Fund is $225,286,000 and $1,251,000 for the PIP and Hourly PIP, respectively.

A summary of the Master Trust’s investment income is as follows (in thousands):

2010
Net investment income:
Net appreciation	$64,565
Interest	7,479
Dividends	3,346

$75,390

The Master Trust’s investments, including realized gains and losses on investments sold and unrealized gains and losses on investments held, appreciated (depreciated) as follows (in thousands):

	2010
	PIP	Hourly PIP	Total
Common and commingled trust funds	$33,531	$164	$33,695
Mutual fund	1,165	5	1,170
Common stock	29,654	46	29,700

Net appreciation in fair value of investments	$64,350	$215	$64,565

The Company has directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

8.	Fair Value Measurements

The following tables present information about the Plans’ assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plans’ assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plans’ assets measured and reported in the financial statements at fair value include the following (in thousands):

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments held in Master Trust:
Short-term investment fund	$—	$35,140	$—	$35,140
Common stock:
Large Cap	82,024	—	—	82,024
Small/Mid Cap	56,343	—	—	56,343
Mattel, Inc. common stock	30,185	—	—	30,185

Total common stock	168,552	—	—	168,552
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	94,660	—	94,660
International Equity Index Fund	—	49,034	—	49,034
Wilshire 4500 Equity Index Fund	—	33,031	—	33,031
Intermediate Bond Index Fund	—	31,201	—	31,201
LifePath 2020 Index Fund	—	23,970	—	23,970
LifePath 2030 Index Fund	—	22,535	—	22,535
LifePath 2040 Index Fund	—	19,218	—	19,218
LifePath Retirement Index Fund	—	15,405	—	15,405
International Equity Fund	—	4,131	—	4,131
LifePath 2015 Index Fund	—	507	—	507

Total common and commingled trust funds	—	293,692	—	293,692
Long-Term US Government Bond Mutual Fund	22,397	—	—	22,397
Guaranteed investment contracts	—	196,536	—	196,536

Total investments held in Master Trust	$190,949	$525,368	$—	$716,317

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments held in Master Trust:
Short-term investment fund	$—	$50,120	$—	$50,120
Common stock:
Large Cap	74,377	—	—	74,377
Small/Mid Cap	44,102	—	—	44,102
Mattel, Inc. common stock	23,663	—	—	23,663

Total common stock	142,142	—	—	142,142
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	84,815	—	84,815
International Equity Index Fund	—	49,465	—	49,465
Intermediate Bond Index Fund	—	28,072	—	28,072
Wilshire 4500 Equity Index Fund	—	22,745	—	22,745
LifePath 2020 Index Fund	—	16,590	—	16,590
LifePath Retirement Index Fund	—	14,059	—	14,059
LifePath 2030 Index Fund	—	13,886	—	13,886
LifePath 2040 Index Fund	—	11,779	—	11,779
International Equity Fund	—	3,652	—	3,652

Total common and commingled trust funds	—	245,063	—	245,063
Long-Term US Government Bond Mutual Fund	17,913	—	—	17,913
Guaranteed investment contracts	—	182,169	—	182,169

Total investments held in Master Trust	$160,055	$477,352	$—	$637,407

There have been no changes in the valuation methodologies used at December 31, 2010 and 2009 to value the Plans’ assets at fair value.

9.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31 per the PIP financial statements to the Form 5500 (in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$720,540	$642,405
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	4,670	2,358
Benefits due to participants but unpaid at year-end	(669)	(436)
Loans classified as uncollectible per the Form 5500	(72)	(22)

Net assets available for benefits per the Form 5500	$724,469	$644,305

The following is a reconciliation of the net increase in the net assets available for benefits per the PIP financial statements to the Form 5500 (in thousands):

2010
Net increase in net assets available for benefits per the financial statements	$78,135
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	2,312
Benefits due to participants but unpaid at year-end	(233)
Deemed distributions of participant loans per the Form 5500	(50)

Net increase in net assets available for benefits per the Form 5500	$80,164

The following is a reconciliation of net assets available for benefits at December 31 per the Hourly PIP financial statements to the Form 5500 (in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$3,679	$2,756
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	30	13
Loans classified as uncollectible per the Form 5500	(2)	—
Benefits due to participants but unpaid at year-end	(1)	—

Net assets available for benefits per the Form 5500	$3,706	$2,769

The following is a reconciliation of the net increase in the net assets available for benefits per the Hourly PIP financial statements to the Form 5500 (in thousands):

2010
Net increase in net assets available for benefits per the financial statements	$923
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	17
Deemed distributions of participant loans per the Form 5500	(2)
Benefits due to participants but unpaid at year-end	(1)

Net increase in net assets available for benefits per the Form 5500	$937

10.	Subsequent Events

On March 31, 2011, the Hourly PIP merged with and into the PIP (the “Merger”). As a result of the Merger, the assets of the Hourly PIP in the Master Trust became assets of the PIP. Upon consummation of the Merger and thereafter, (a) the PIP became the successor in interest to, and assumed all liabilities of the Hourly PIP; (b) no further contributions will be made to the Hourly PIP for any period after March 31, 2011; and (c) all substantive provisions of the PIP will apply to the prior Hourly PIP participants who became participants of the PIP as of March 31, 2011.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
*	Mattel, Inc. Master Trust	Investment interest in Master Trust		$712,898,000
*	Notes Receivable from Participants	As of December 31, 2010, annual interest rates on loans outstanding ranged from 4.25 percent to 10.50 percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. Loan maturity dates range from 2011 to 2025.		8,789,000

				$721,687,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
*	Mattel, Inc. Master Trust	Investment interest in Master Trust		$3,419,000

*	Notes Receivable from Participants	As of December 31, 2010, annual interest rates on loans outstanding ranged from 4.25 percent to 9.25 percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. Loan maturity dates range from 2011 to 2023.		249,000

				$3,668,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan Mattel, Inc. Hourly Employee Personal Investment Plan

Date: June 22, 2011	By:	/s/ MANDANA SADIGH
Mandana Sadigh Senior Vice President and Treasurer Mattel, Inc.